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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                ---------------

                               ODD JOB STORES,INC.
                       (Name of Subject Company (Issuer))
                           AMAZING SAVINGS HOLDING LLC
                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                           ASCEND RETAIL PARTNERS LLC
                          ASCEND RETAIL INVESTMENT LLC
                                 MOSHAEL STRAUS
                       (Names of Filing Persons (Offeror))

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                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    67575J102
                      (CUSIP Number of Class of Securities)

                                ---------------

                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000

                                    Copy to:
                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                ---------------

                            CALCULATION OF FILING FEE
----------------------------------------- --------------------------------------
         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
----------------------------------------- --------------------------------------
              $28,890,201                                    $2,347
----------------------------------------- --------------------------------------
* For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 9,630,067, the maximum number of shares of common stock, without par value, of Odd Job Stores, Inc. (the "Shares") to be acquired in this tender offer (representing (i) 8,698,267 Shares outstanding and (ii) 931,800 Shares issuable upon the exercise of outstanding options having an exercise price of less than or equal to $3.00), and (b) the tender offer price of $3.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $2,347         Filing Parties: Amazing Savings
                                                               Holding LLC

     Form or Registration No.:  Schedule TO    Date Filed:     June 10, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]   third-party tender offer subject to Rule 14d-1.
   [ ]   issuer tender offer subject to Rule 13e-4.
   [ ]   going-private transaction subject to Rule 13e-3.
   [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

           This Amendment No. 1 (this "AMENDMENT") amends and/or supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 10, 2003, (the "Schedule TO"), by Amazing Savings Holding LLC, a Delaware limited liability company ("AMAZING Savings"). The Schedule TO, along with this Amendment, relates to the offer by Amazing Savings to purchase up to 8,698,267 shares of common stock, without par value (the "COMMON SHARES" or the "SHARES"), of Odd Job Stores, Inc., an Ohio corporation (the "COMPANY"), at a purchase price of $3.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

           The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the Items of this Amendment. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

           For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated June 10, 2003, as amended, unless otherwise stated herein.

ITEM 10.    FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

            The last full paragraph of the section entitled "9. Certain Information Concerning Amazing Savings" of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

               Annual Financial Statements. The audited financial statements of Amazing Savings for the year ending December 31, 2002 are attached as Exhibit (a)(1)(H) to the Schedule TO and the audited financial statements of Amazing Savings for the years ended December 31, 2001 and December 31, 2000 are attached as Exhibit (a)(1)(I) to the Schedule TO. Such financial statements, which were prepared in accordance with generally accepted accounting principles, are incorporated herein by reference.

               Certain Interim Financial Data. The Commission disclosure rules generally require the inclusion of three years of audited financial statements and unaudited interim financial statements of the bidder when among other things, the bidder is not a public company and it seeks to acquire less than all of the outstanding securities of the class that is subject to its bid. Because Amazing Savings is a private company that does not produce unaudited interim financial statements in the ordinary course of its business and would not be able to produce these unaudited interim financial statements without undue delay, effort or expense, Amazing Savings has provided certain operational data for the quarter ending March 31, 2003 in lieu of interim financial statements for this period.

               Amazing Savings' net store sales for the first quarter of 2003 were approximately $8,503,000 (which included 13 stores) as compared to approximately $8,399,000 (which included 11 stores) for the first quarter of 2002, an increase of 1.2%. Comparable sales for the same 11 stores in the first quarter of 2003 were approximately $7,990,000, a decrease of 4.9%. Significant portions of Amazing Savings' sales are generated from seasonal merchandise that can fluctuate based on the


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          timing of holidays. Sales during the first quarter of 2003 were adversely affected by the shift in timing of the Easter and Passover holidays, which took place in April during 2003 as compared to March during 2002. Much of these 2003 holiday sales took place in April 2003. Accordingly, the Company's net same store sales for April and May 2003 were approximately $5,796,000 as compared to $5,004,000 for April and May 2002, an increase of 15.8%. The Company has not experienced any material adverse change in its business, operations or financial condition since December 31, 2002.

               Staff Accounting Bulletin 54. Under Staff Accounting Bulletin 54 ("SAB 54"), purchase transactions that result in an entity becoming substantially wholly-owned requires a new basis of accounting for the purchased assets and liabilities of the acquired entity.

               At the time the tender offer is completed, Amazing Savings may own 95% or more of the Shares of the Company. In such event, the Company's financial statements would be adjusted to reflect the "push down" accounting treatment prescribed by SAB 54. Accordingly, the purchase price would be allocated to all of the Company's assets and liabilities based on their estimated fair values at the date of the acquisition. Based upon a purchase price of $3.00 per Share for 8,607,660 Shares (i.e., 95% of the Company's outstanding Shares), the total purchase price would be approximately $26 million. If the acquisition had occurred on March 31, 2003, this total purchase price would have been approximately $9 million less than the Company's recorded net assets (which were approximately $35 million as of March 31, 2003).

               Pursuant to SAB 54, fair value adjustments will be made to the values of all asset and liability accounts. The only accounts expected to have a material change are deferred lease acquisition and financing costs (a total of approximately $2 million at March 31, 2003) and deferred rent payable (approximately $5 million at March 31, 2003), both of which will be assigned a zero value in the acquisition transaction. After these accounts are adjusted, the purchase price will be approximately $12 million less than the fair value of the remaining assets and liabilities (based on the Company's net assets at March 31, 2003). Accordingly, property and equipment, the only remaining non-current asset, would be reduced by that amount to give effect to this "negative goodwill."

               The effect of these adjustments on the results of operations would be to decrease depreciation and amortization expense by amounts related to the reduction in property and equipment and the reduction of deferred costs which will be partially offset by an increase in rent expense attributable to the elimination of the deferred rent liability. These accounting adjustments will not affect the Company's cash flows.

ITEM 11.    ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

            The section entitled "5. Certain United States Income Tax Consequences of the Offer" of the Offer to Purchase is hereby amended by deleting this heading in its entirety and replacing this heading with the following: "5. United States Income Tax Consequences of the Offer."

            The section entitled "13. Certain Conditions of the Offer" in the Offer to Purchase is hereby amended by deleting this heading in its entirety and replacing this heading with "13. Conditions of the Offer." In addition, the last full paragraph of this section is hereby deleted in its entirety and replaced with the following paragraph:

               The foregoing conditions are for the sole benefit of Amazing Savings and may be asserted by it regardless of the circumstances giving rise to such conditions or may be waived by Amazing Savings, in


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
          whole or in part at any time and from time to time before or as of the expiration of the Offer in the sole discretion of Amazing Savings (except for the Minimum Tender Condition, which may only be waived with the Company's consent). The failure by Amazing Savings at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

ITEM 12.    EXHIBITS.

(a)(1)(H)    Audited financial statements of Amazing Savings for December 31,
             2002

(a)(1)(I) Audited financial statements of Amazing Savings for December 31, 2001 and December 31, 2000




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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2003                    AMAZING SAVINGS HOLDING LLC



                                        By:   /s/ Sam Friedland
                                             -----------------------------------
                                             Name:  Sam Friedland
                                             Title: President



                                        AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.




                                           By: /s/ Sam Friedland
                                              ----------------------------------
                                                Name:    Sam Friedland
                                                Title:   President


                                           ASCEND RETAIL PARTNERS LLC



                                           By: /s/ Moshael Straus
                                              ----------------------------------
                                                Name:   Moshael Straus
                                                Title:  Managing Member


                                           ASCEND RETAIL INVESTMENT LLC



                                           By:  /s/ Moshael Straus
                                              ----------------------------------
                                                Name: Moshael Straus
                                                Title:Managing Member


                                                /s/ Moshael Straus
                                               ---------------------------------
                                                 Moshael Straus



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
                                  EXHIBIT INDEX

EXHIBIT NO.  DOCUMENT
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(a)(1)(H)    Audited financial statements of Amazing Savings for December 31,
             2002

(a)(1)(I) Audited financial statements of Amazing Savings for December 31, 2001 and December 31, 2000







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